Public Filing   Amended 3-2-15 ✳
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 30375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/14___ AND ENDING___12/31/14___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

   600 Palisade Avenue   Suite 21
                       (No. and Street)

   Englewood Cliffs   New Jersey   07632
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Richard A. Leech   201-569-2220
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Willner, Peter Douglas, CPA
                    (Name – _if individual, state last, first, middle name_)

   25 Mohegan Trail   Saddle River   New Jersey   07632
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Richard A. Leech_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bettinger & Leech Financial Corp._____ , as of ___December 31,_____, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___Richard A. Leech ; Bettinger & Leech Profit Sharing Plan_____

_____

_____

_____

_____
Signature

_____
President & CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

Financial Statements

for the Year Ended

December 31, 2014

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Bettinger & Leech Financial Corp.

We have audited the accompanying balance sheets of BETTINGER AND LEECH
FINANCIAL CORP. as of December 31, 2014 and 2013 and the related statements of
income, changes in stockholders' equity and cash flows for the years then ended that
you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the company's management. Our
responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the financial statements
are free of material misstatements. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We
believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all
material respects, the financial position of BETTINGER AND LEECH FINANCIAL
CORP. at December 31, 2014 and 2013 and the results of its operations and cash flows
for the years then ended in conformity with accounting principles generally accepted in
the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial
statements, taken as a whole. The statement of the computation of minimum net capital
requirements is presented for the purpose of additional analysis and is not a required
part of the basic financial statements, but is supplementary information required by
rule 17a-5 under the Securities Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the examination of the basic financial
statements and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Peter D. Willner, C.P.A.
February 14, 2015

BETTINGER & LEECH FINANCIAL CORP.

COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2014 & 2013

ASSETS:	2014	2013
Current Assets:		
Cash in Bank	$ 2,880	$ 4,541
Due from Brokers and Dealers	3,768	6,703
Investment in Marketable Securities, (at Market Value)	82,664	82,279
Prepaid expenses and other assets	3,095	1,740
Total Assets	$ 92,407	$ 95,263
LIABILITIES:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,850	$ 4,560
Total Liabilities	$ 4,850	$ 4,560
STOCKHOLDERS' EQUITY:		
Common Stock – par value $ 1.00 per share,		
authorized 2000 shares, issued and outstanding 75 shares	$ 75	$ 75
Additional Paid-in-Capital	7,425	7,425
Treasury Stock	(74,526)	(74,526)
Retained Earnings	154,583	157,729
Total Stockholders' Equity	$ 87,557	$ 90,703
Total Liabilities and Stockholders' Equity	$ 92,407	$ 95,263

The accompanying notes are an integral part of the financial statements.

BETTINGER & LEECH FINANCIAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2014

	Contributed Capital	Undistributed Profit	2014	2013
Stockholders' Equity, beginning	$ 75	$ 90,628	$ 90,703	$ 97,642
Net (loss)	—	(3,146)	(3,146)	(6,939)
Stockholders' Equity, ending	$ 75	$ 87,472	$ 87,557	$ 90,703

The accompanying notes are an integral part of the financial statements.

BETTINGER & LEECH FINANCIAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2014& 2013

Computation of Net Capital

	2014	2013
Total Capital from statement of financial condition	$ 87,557	$ 90,703
Total non-allowable assets	(1,895)	(1,742)
Net Capital before haircuts on securities positions	$ 85,662	$ 88,961
Haircuts on cash & securities on deposit at brokers & dealers	(5,249)	(6,952)
Undue concentration	(3,031)	0
Net capital	$ 77,382	$ 82,009

Computation of Basic Net Capital Requirement

	2014	2013	2014	2013
Minimum net capital required by 6.667% of $ 4,850	$ 4,560		$ 323	$ 304
Minimum net capital requirements of reporting broker-dealer			5,000	5,000
Net capital requirement			5,000	5,000
Excess net capital			72,382	77,009
Excess net capital at 1000%			71,,382	76,009

Computation of Aggregate Indebtedness

	2014	2013
Total A.I. Liabilities	$ 4,850	$ 4,560
Percentage of aggregate indebtedness to net capital	6.27%	5.56%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	6.27%	5.56%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

BETTINGER & LEECH FINANCIAL CORP.

RECONCILIATION OF STOCKHOLDERS' EQUITY (FINANCIAL REPORT)
WITH THAT OF THE FOCUS REPORT
AS OF DECEMBER 31, 2014 & 2013

	2014	2013
Stockholders' Equity – Financial Report	$ 87,557	$ 90,703
Adjustment:	0	0
Ownership Equity – Focus Report	$ 87,557	$ 90,703

There are no material differences between stockholders' equity as shown in the Financial Report and the compilation of ownership equity as shown in the statement of financial condition of the Focus Report, Part II's, of December 31, 2014 or 2013.

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Bettinger and Leech Financial Corp.

We have examined the financial statements of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2014 and 2013 and have issued our report thereon dated February 14, 2015. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding the firm's assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the years ended December 31, 2014 and 2013, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Peter D. Willner, C.P.A.
February 14, 2015